November 29, 2018

Amit Dror
Chief Executive Officer
Nano Dimension Ltd.
2 Ilan Ramon
Ness Ziona 7403635 Israel

       Re: Nano Dimension Ltd.
           Registration Statement on Form F-1
           Filed November 21, 2018
           File No. 333-228521

Dear Mr. Dror:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Information Technologies
                                                            and Services
cc:    Oded Har-Even